**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>September 1, 2007 to September 30, 2007</u>

Commission File Number of issuing entity: <u>333-140605-02</u>

**Home Equity Loan Trust 2007-HSA3**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140605

**Residential Funding Mortgage Securities II, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Company, LLC**
(Exact name of sponsor as specified in its charter)

| | |
|---|---|
| <u>Delaware</u> | <u>None</u> |
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard
<u>Minneapolis, Minnesota 55437</u>
(Address of principal executive offices of
issuing entity)

<u>55437</u>
(Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Class A Home Equity Loan-Backed Term Notes, Series 2007-HSA3 | [___] | [___] | [_X_] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_     No ___

OHS East:160258484.7

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated May 25, 2007 relating to the Home Equity Loan Trust 2007-HSA3 Home Equity Loan-Backed Term Notes, Series 2007-HSA3 and related Prospectus dated April 23, 2007 (collectively, the "Prospectus"), of the Home Equity Loan Trust 2007-HSA3 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Notes were offered under the Prospectus: Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-II Notes.

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

(a)      Documents filed as part of this report.

Exhibit 99.1    October 2007 Monthly Statement to Noteholders.

(b)      Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3     Servicing Agreement dated as of May 30, 2007 among Residential Funding
                Company, LLC, as master servicer, LaSalle Bank National Association, as
                indenture trustee, and the Home Equity Loan Trust 2007-HSA3, as issuer
                (incorporated by reference to the exhibit with the same numerical designation
                included in the Report on Form 8-K filed by the Issuing Entity with the Securities
                and Exchange Commission on June 14, 2007).

Exhibit 4.4     Amended and Restated Trust Agreement dated as of May 30, 2007 between
                Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington
                Trust Company, as owner trustee (incorporated by reference to the exhibit with
                the same numerical designation included in the Report on Form 8-K filed by the
                Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 4.5     Indenture dated as of May 30, 2007 between Home Equity Loan Trust 2007-
                HSA3, as issuer, and LaSalle Bank National Association, as indenture trustee, and
                Appendix A thereto (incorporated by reference to the exhibit with the same
                numerical designation included in the Report on Form 8-K filed by the Issuing
                Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.1    Home Equity Loan Purchase Agreement dated as of May 30, 2007 by Residential
                Funding Mortgage Securities II, Inc., as purchaser, and Residential Funding
                Company, LLC, as seller (incorporated by reference to the exhibit with the same
                numerical designation included in the Report on Form 8-K filed by the Issuing
                Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.2    Note Guaranty Insurance Policy issued by MBIA Insurance Corporation relating
                to Home Equity Loan-Backed Notes, Series 2007-HSA3 relating to the Class I
                Notes (incorporated by reference to the exhibit with the same numerical
                designation included in the Report on Form 8-K filed by the Issuing Entity with
                the Securities and Exchange Commission on June 14, 2007).

Exhibit 10.3    Note Guaranty Insurance Policy issued by MBIA Insurance Corporation relating
                to Home Equity Loan-Backed Notes, Series 2007-HSA3 relating to the Class II
                Notes (incorporated by reference to the exhibit with the same numerical

designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on June 14, 2007).

Exhibit 99.1    October 2007 Monthly Statement to Noteholders.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  October 25, 2007

Home Equity Loan Trust 2007-HSA3
(Issuing entity)

By:  Residential Funding Company, LLC,
     as Master Servicer

By: /s/ Darsi Meyer
    Name:  Darsi Meyer
    Title:    Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO NOTEHOLDERS